UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Notice for Annual General Meeting to be held on June 27, 2019
2.	Annual Meeting Proxy Cards
3.	Proxy Statement
4.	Letter to Shareholders

Item 1

Online

Go to www.envisionreports.com/GPRK or scan
the QR code — login details are located in the
shaded bar below.

Votes submitted electronically must be received by 11:59 p.m., EST/EDT, on June 26, 2019.

Annual General Meeting Notice

Important Notice Regarding the Availability of Proxy Materials for the
GEOPARK LIMITED Annual General Meeting to be Held on 27 JUNE 2019

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the Annual General Meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The proxy statement and annual report to shareholders are available at:

Easy Online Access — View your proxy materials and vote.

Step 1: Go to www.envisionreports.com/GPRK.

Step 2: Click on Cast Your Vote or Request Materials.

Step 3: Follow the instructions on the screen to log in.

Step 4: Make your selections as instructed on each screen for your delivery preferences.

Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of these documents, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy as instructed on the reverse side on or before June 17, 2019 to facilitate timely delivery.

Annual General Meeting Notice

GEOPARK LIMITED’s Annual General Meeting will be held on 27 JUNE 2019 at NUESTRA SEÑORA DE LOS ÁNGELES, 179, LAS CONDES, SANTIAGO, CHILE at 4 P.M. Local Time (GMT-4).

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

The Board of Directors recommends a vote FOR Proposals 1 - 10.

01. To elect Gerald E. O´Shaughnessy as Director of the Company.

02. To elect James F. Park as Director of the Company.

03. To elect Juan Cristobal Pavez as Director of the Company.

04. To elect Carlos A. Gulisano as Director of the Company.

05. To elect Pedro E. Aylwin Chiorrini as Director of the Company.

06. To elect Robert A. Bedingfield as Director of the Company.

07. To elect Jamie B. Coulter as Director of the Company.

08. To elect Constantin Papadimitriou as Director of the Company.

09. To appoint Price Waterhouse & Co SRL as auditors of the Company.

10. To authorize the Audit Committee to fix the remuneration of the Auditors.

11. To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2018.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here’s how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.
— Internet - Go to www.envisionreports.com/GPRK. Click Cast Your Vote or Request Materials.
— Phone - Call us free of charge at 1-866-641-4276.

— Email - Send an email to investorvote@computershare.com with “Proxy Materials GEOPARK LIMITED” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

To facilitate timely delivery, all requests for a paper copy of proxy materials must be received by June 17, 2019.

Item 2

Your vote matters - here’s how to vote! You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be

received by 11:59 p.m., EST/EDT, on June 26, 2019.

Online

Go to www.envisionreports.com/GPRK or
scan the QR code — login details are
located in the shaded bar below.

Phone

Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money!

Sign up for electronic delivery at

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	www.envisionreports.com/GPRK

2019 Annual Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 10.

		For	Against	Abstain
01.	To elect Gerald E. O´Shaughnessy as Director of the Company.	☐	☐	☐
03.	To elect Juan Cristobal Pavez as Director of the Company.	☐	☐	☐
05.	To elect Pedro E. Aylwin Chiorrini as Director of the Company.	☐	☐	☐
07.	To elect Jamie B. Coulter as Director of the Company.	☐	☐	☐
09.	To appoint Price Waterhouse & Co SRL as auditors of the Company.	☐	☐	☐
11.	To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2018.	☐	☐	☐

		For	Against	Abstain
02.	To elect James F. Park as Director of the Company.	☐	☐	☐
04.	To elect Carlos A. Gulisano as Director of the Company.	☐	☐	☐
06.	To elect Robert A. Bedingfield as Director of the Company.	☐	☐	☐
08.	To elect Constantin Papadimitriou as Director of the Company.	☐	☐	☐
10.	To authorize the Audit Committee to fix the remuneration of the Auditors.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

Small steps make an impact.

Help the environment by consenting to receive electronic delivery, sign up at www.envisionreports.com/GPRK

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2019 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — June 27, 2019

MR. JUAN CRISTOBAL PAVEZ and MR. PEDRO E. AYLWIN CHIORRINI, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of GeoPark Limited to be held on June 27, 2019 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR items 9 and 10.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

2019 Annual Meeting Proxy Card

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proposals — The Board of Directors recommends a vote FOR Proposals 1 - 10.

		For	Against	Abstain
01.	To elect Gerald E. O´Shaughnessy as Director of the Company.	☐	☐	☐
03.	To elect Juan Cristobal Pavez as Director of the Company.	☐	☐	☐
05.	To elect Pedro E. Aylwin Chiorrini as Director of the Company.	☐	☐	☐
07.	To elect Jamie B. Coulter as Director of the Company.	☐	☐	☐
09.	To appoint Price Waterhouse & Co SRL as auditors of the Company.	☐	☐	☐
11.	To inform the annual report and the audited consolidated financial statements for the fiscal year ended December 31, 2018.	☐	☐	☐

		For	Against	Abstain
02.	To elect James F. Park as Director of the Company.	☐	☐	☐
04.	To elect Carlos A. Gulisano as Director of the Company.	☐	☐	☐
06.	To elect Robert A. Bedingfield as Director of the Company.	☐	☐	☐
08.	To elect Constantin Papadimitriou as Director of the Company.	☐	☐	☐
10.	To authorize the Audit Committee to fix the auditors of the Company. remuneration of the Auditors.	☐	☐	☐

Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

GEOPARK LIMITED

Notice of 2019 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — June 27, 2019

MR. JUAN CRISTOBAL PAVEZ and MR. PEDRO E. AYLWIN CHIORRINI, or any of them, each with the power of substitution, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of GeoPark Limited to be held on June 27, 2019 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the shareholder. If no such directions are indicated, the Proxies will have authority to vote FOR the election of the Board of Directors and FOR items 9 and 10.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

Item 3

ANNUAL GENERAL MEETING

Santiago, Chile, 27 June 2019

GEOPARK LIMITED
This document is important and requires
your immediate attention

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other financial adviser.

GEOPARK LIMITED

(Registered in Bermuda number EC 33273)

ANNUAL GENERAL MEETING

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 4 p.m. GMT-4 on June 27, 2019 at Nuestra Señora de Los Ángeles, 179, Las Condes, Santiago, Chile.

GEOPARK LIMITED

(Incorporated in Bermuda with registered number EC 33273)

Directors:

Gerald E. O’Shaughnessy (Chairman)

James F. Park

Juan Cristóbal Pavez

Carlos A. Gulisano

Pedro E. Aylwin Chiorrini

Robert A. Bedingfield

Jamie B. Coulter

Constantin Papadimitriou

___________________________________

Registered office:

Cumberland House

9th Floor

1 Victoria Street

Hamilton HM11

Bermuda

27 June 2019

2 ANNUAL GENERAL MEETING

Annual General Meeting of GeoPark Limited (“the Company”)

Dear Shareholder:

Please be advised that the Annual General Meeting (“the AGM”) of the Company will be held at 4 p.m. GMT-4 on June 27, 2019 at Nuestra Señora de Los Ángeles, 179, Las Condes, Santiago, Chile.

Ordinary Business

Election of Directors (Resolutions 1 to 8)

1.	Gerald E. O’Shaughnessy who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

2.	James F. Park who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Executive Director to serve until the next AGM.

3.	Juan Cristóbal Pavez, who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

4.	Carlos A. Gulisano, who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

5.	Pedro E. Aylwin Chiorrini, who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for election as Executive Director to serve until the next AGM.

6.	Robert A. Bedingfield, who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

7.	Jamie B. Coulter, who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

8.	Constantin Papadimitriou, who was elected to the Board at the 2018 AGM of the Company to serve until the 2019 AGM, retires in accordance with the Company’s Bye-Laws and offers himself for re-election as Non-Executive Director to serve until the next AGM.

All retiring Directors are entitled, in accordance with the Company’s Bye-Laws, to offer themselves for re-election and they have all indicated their willingness to be re-elected. Accordingly, Resolutions 1 to 8 propose the election of all the retiring Directors.

Please see below brief biographical details of each of the Directors standing for re-election pursuant to Resolutions 1 to 81. Your Board of Directors values the individual contributions of each of the Directors referred to above and is keen to retain their services. Accordingly, your Board recommends that you vote in favour of each of the Resolutions 1 to 8 electing each of the Directors.

1Director´s share ownership is as of March 15, 2019. For further details, please refer to the Company´s Annual Report.

ANNUAL GENERAL MEETING 3

Gerald E.

O’Shaughnessy

Age: 70

Wichita, Kansas, USA

Director Since:

May 2002

Gerald E. O’Shaughnessy has been our Chairman and a member of our board of directors since he co-founded the company in 2002. Following his graduation from the University of Notre Dame with degrees in government (1970) and law (1973), Mr. O’Shaughnessy was engaged in the practice of law in Minnesota. Mr. O’Shaughnessy has been active in the oil and gas business over his entire business career, starting in 1976 with Lario Oil and Gas Company, where he served as Senior Vice President and General Counsel. He later formed The Globe Resources Group, a private venture firm whose subsidiaries provided seismic acquisition and processing, well rehabilitation services, sophisticated logistical operations and submersible pump works for Lukoil and other companies active in Russia during the 1990s. Mr. O’Shaughnessy is also founder and owner of BOE Midstream, LLC, which owns and operates the Bakken Oil Express, a crude by rail transloading and storage terminal in North Dakota, serving oil producers and marketing companies in the Bakken Shale Oil play. Over the past 25 years, Mr. O’Shaughnessy has also founded and operated companies engaged in banking, wealth management products and services, investment desktop software, computer and network security, and green clean technology, as well as other venture investments, Mr. O’Shaughnessy has also served on a number of non-profit boards of directors, including the Board of Economic Advisors to the Governor of Kansas, the I.A. O’Shaughnessy Family Foundation, the Wichita Collegiate School, the Institute for Humane Studies, The East West Institute and The Bill of Rights Institute, the Timothy P. O’Shaughnessy Foundation and is a member of the Intercontinental Chapter of Young Presidents Organization and World Presidents’ Organization.

Committee Memberships
Nomination Committee - Member
Technical Commitee - Member

Shares and Share Equivalents Held
Common Shares 7,032,619

James F.

Park

Age: 63

Buenos Aires, Argentina

Director Since:

May 2002

James F. Park has served as our Chief Executive Officer and as a member of our board of directors since co-founding the Company in 2002. He has more than 40 years of experience in all phases of the upstream oil and gas business, with a strong background in the acquisition, implementation and management of international projects and teams in North America, South America, Asia, Europe and the Middle East. He received a Bachelor of Science degree in geophysics from the University of California at Berkeley and previously worked as a research scientist in earthquake and tectonic at the University of Texas. In 1978, Mr. Park helped pioneer the development of commercial oil and gas production in Central America with Basic Resources, an oil and gas exploration company, in Guatemala. He remained a member of the board of directors of Basic Resources International Limited until the company was sold in 1997. Mr. Park is also a member of the board of directors of Energy Holdings and has also been involved in oil and gas projects in North America, South America, Europe, Middle East and Asia. Mr. Park is a member of the AAPG and SPE and has lived in Latin America since 2002.

Committee Memberships
Nomination Committee - Member
Technical Commitee - Member
Disclosure Committee - Member

Shares and Share Equivalents Held
Common Shares 8,084,760

4 ANNUAL GENERAL MEETING

Juan Cristóbal

Pavez

Age: 49

Santiago de Chile, Chile

Director Since:

August 2008

Juan Cristóbal Pavez has been a member of our board of directors since August 2008. He holds a degree in commercial engineering from the Pontifical Catholic University of Chile and an MBA from the Massachusetts Institute of Technology. He has worked as a research analyst at Grupo CB and later as a portfolio analyst at Moneda Asset Management. In 1998, he joined Santana, an investment company, as Chief Executive Officer, where he focused mainly on investments in capital markets and real estate. While at Santana, he was appointed Chief Executive Officer of Laboratorios Andrómaco, one of Santana’s main assets. In 1999, Mr. Pavez co-founded Eventures, an internet company. Since 2001, he has served as Chief Executive Officer at Centinela, a company with a diversified global portfolio of investments. Mr. Pavez is also a board member of Grupo Security, Vida Security and Hidroeléctrica Totoral. Over the last few years he has been a board member of several companies, including Quintec, Enaex, CTI and Frimetal.

Committee Memberships
Compensation Committee - Chairman
Audit Committee - Member

Shares and Share Equivalents Held
Common Shares 2,970,725

Carlos A.

Gulisano

Age: 68

Buenos Aires, Argentina

Director Since:

July 2010

Carlos A. Gulisano has been a member of our board of directors since June 2010. Dr. Gulisano holds a bachelor’s degree in geology, a post-graduate degree in petroleum engineering and a PhD in geology from the University of Buenos Aires and has authored or co-authored over 40 technical papers. He is a former adjunct professor at the Universidad del Sur, a former thesis director at the University of La Plata, and a former scholarship director at CONICET, the national technology research council, in Argentina. Dr. Gulisano is a respected leader in the fields of petroleum geology and geophysics in South America and has over 40 years of successful exploration, development and management experience in the oil and gas industry. In addition to serving as an advisor to GeoPark since 2002 and as Managing Director from February 2008 until June 2010, Dr. Gulisano has worked for YPF, Petrolera Argentina San Jorge S.A. and Chevron San Jorge S.A. and has led teams credited with significant oil and gas discoveries, including those in the Trapial field in Argentina. He has worked in Argentina, Bolivia, Peru, Ecuador, Colombia, Venezuela, Brazil, Chile and the United States. Mr. Gulisano is also an independent consultant on oil and gas exploration and production.

Committee Memberships
Technical Committee - Chairman
Compensation Committee – Member

Shares and Share Equivalents Held
Common Shares 204,542

ANNUAL GENERAL MEETING 5

Pedro E. Aylwin

Chiorrini

Age: 59

Santiago de Chile, Chile

Director Since:

July 2013

Pedro E. Aylwin Chiorrini has served as a member of our board of directors since July 2013 and as our Director of Legal and Governance since April 2011. From 2003 to 2006, Mr. Aylwin worked for us as an advisor on governance and legal matters. Mr. Aylwin holds a degree in law from the Universidad de Chile and an LLM from the University of Notre Dame. Mr. Aylwin has extensive experience in the natural resources sector. Mr. Aylwin is also a partner at the law firm Aylwin, Mendoza, Luksic, Valencia Abogados in Santiago, Chile, where he represented mining, chemical and oil and gas companies in numerous transactions. From 2006 until 2011, he served as Lead Manager and General Counsel at BHP Billiton, Base Metals, where he was in charge of legal and corporate governance matters on BHP Billiton’s projects, operations and natural resource assets in South America, North America, Asia, Africa and Australia.

Committee Memberships
Nomination Committee - Chairman

Shares and Share Equivalents Held
Common Shares 332,488

Robert A.

Bedingfield

Age: 71

Potomac, Maryland, USA

Director Since:

March 2015

Robert A. Bedingfield has been a member of our board of directors since March 2015. He holds a degree in Accounting from the University of Maryland and is a Certified Public Accountant. Until his retirement in June 2013, he was one of Ernst & Young’s most senior Global Lead Partners with more than 40 years of experience, including 32 years as a partner in Ernst & Young’s accounting and auditing practices, as well as serving on Ernst & Young’s Senior Governing Board. He has extensive experience serving Fortune 500 companies; including acting as Lead Audit Partner or Senior Advisory Partner for Lockheed Martin, AES, Gannett, General Dynamics, Booz Allen Hamilton, Marriott and the US Postal Service. Since 2000, Mr. Bedingfield has been a Trustee, and at times an Executive Committee Member, and the Audit Committee Chair of the University of Maryland at College Park Board of Trustees. Mr. Bedingfield served on the National Executive Board (1995 to 2003) and National Advisory Council (since 2003) of the Boy Scouts of America. Since 2013, Mr. Bedingfield has also served as Board Member and Chairman of the Audit Committee of NYSE-listed Science Applications International Corp (SAIC).

Committee Memberships
Audit Committee - Chairman
Nomination Committee - Member

Shares and Share Equivalents Held
Common Shares 94,058

6 ANNUAL GENERAL MEETING

Jamie B.

Coulter

Age: 78

Wichita, Kansas, USA

Director Since:

May 2017

Jamie B. Coulter is a well-respected businessman, who has spearheaded the growth of a variety of businesses in diverse sectors. He holds a business degree from Wichita State University and is a graduate of the Stanford University Executive Program. Mr. Coulter currently serves as Managing Member of Coulter Enterprises LLC., a private investment firm. Mr. Coulter has been an investor in GeoPark since 2006. Mr. Coulter has more than 46 years of experience in the food retail and restaurant business, serving as Chief Executive Officer of Lone Star Steakhouse & Saloon and having developed and operated Pizza Hut and Kentucky Fried Chicken restaurants. Mr. Coulter is a former Restaurants & Institutions CEO of the year. Mr. Coulter has operating and investment experience in the oil and gas business, including the founding of Sunburst Exploration, a US upstream oil and gas company that he built throughout the 1980s and sold in 1994. Mr. Coulter also has been an active participant as an investor in North American shale plays during the last ten years. Mr. Coulter currently serves as a Director of the Federal Law Enforcement Foundation and is a member of the Board of Trustees for HCA Wesley Medical Center, and has previously served on a number of boards of directors, including as a Director of Jimmy Johns LLC, Chairman of the Board of the International Pizza Hut Franchise Holders’ Association, a member of the Board of Advisors of The Wichita State University Center for Entrepreneurship and a member of the Board of Trustees for the University of Kansas School of Business, among others.

Committee Memberships
Compensation Committee - Member

Shares and Share Equivalents Held
Common Shares 1,524,150

Constantin

Papadimitriou

Age: 58

Switzerland

Director Since:

May 2018

Constantin Papadimitriou has been a member of our board of directors since May 2018. He is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects and was an early investor in GeoPark. Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. Previously, he was CEO of Cavamont Geneva. During his tenure at the Cavamont group, Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company). He is also founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek Language School of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree and a post-graduate Diploma in European Studies from Geneva University.

Committee Memberships
Audit Committee - Member

Shares and Share Equivalents Held
Common Shares 22,761

ANNUAL GENERAL MEETING 7

Auditors (Resolution 9)

The Company, at each general meeting at which accounts are presented, appoints auditors to hold office until the close of the next such meeting. Price Waterhouse & Co S.R.L. has been invited to act as Auditors and they have accepted the appointment. Accordingly, it is proposed by Resolution 9 to re-appoint Price Waterhouse & Co SRL as auditors to the Company to hold office until the close of the next such meeting.

Auditors Remuneration (Resolution 10)

Resolution 10 authorizes the Audit Committee, to fix the remuneration of Price Waterhouse & Co S.R.L.

Annual Report and Accounts

The Directors will present to Shareholders at the AGM the Annual Report and Accounts for the year ended 31 December 2018, together with the Auditors’ report on the 2018 Financial Statements.

Recommendation

Your Directors consider that the proposals described in this letter are in the best interests of the Company and therefore of the Shareholders as a whole and unanimously recommend Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

Yours sincerely,

Gerald E. O’Shaughnessy,

Chairman

8 ANNUAL GENERAL MEETING

ANNUAL GENERAL MEETING 9

ANNUAL GENERAL MEETING

Santiago, Chile, 27 June 2019

WWW.GEO-PARK.COM

Item 4

Dear Fellow Shareholders:

We are pleased to report that GeoPark is a better, stronger, bigger, smarter, and more valuable Company than last year or ever before. We are vigorously marching into 2019 with a clear disciplined plan, a hungry and capable team, an arsenal of innovative tools, a new high-potential country platform (our sixth country in Latin America), and a strong wind at our backs to do even better next year.

Let’s please begin by thanking and congratulating the GeoPark team for breaking performance records across the board in 2018:

Record oil and gas production

•	Consolidated Production Up 31% to 36,027 boepd

•	Colombia Production Up 31% to 28,545 boepd

Record oil and gas reserves

•	1P Reserves Up 17% to 113.9 mmboe

•	2P Reserves Up 15% to 183.7 mmboe

•	3P Reserves Up 44% to 347.0 mmboe

Record asset values

•	Net Present Value (2P) Up 20% to $2.7 billion

•	Net Asset Value (Debt-Adjusted) Per Share Up 37% to $40.1

Record cash generation

•	Record Revenues Up 82% to $601.2 million

•	Adjusted EBITDA Up 88% to $330.6 million

•	Free Cash Flow of $131.5 million

Record profits

•	Net Income of $102.7 million

•	Earnings Per Share of $1.19

In the context of GeoPark’s relentless 16-year value-creation track record, these results demonstrate a faithful pattern of delivery that has existed since our Company was founded. And, we believe our momentum is just getting stronger and stronger.

The international investment community continued taking increased notice of GeoPark’s success and rewarded our shareholders by making us the best performing upstream oil and gas company on the New York Stock Exchange for the second year in a row (a 220% increase in two years).

Reviewing improvements to key components of our business during the year:

Alignment: As described in our Business Guidelines (accompanying every Annual Report), GeoPark’s long-term value

Letter to Shareholders 1

proposition is to build the leading independent oil and gas company in Latin America – a region of unlimited hydrocarbon resources, with sparse competition and a welcoming business environment. An advantage in creating our Company has been our consistent long-term vision and a conservative bold business plan that are supported and shared by our shareholders, board of directors, management and employee team. It is our steady focus on this bigger prize that has allowed us to build the foundation and tools needed for the long term and to push forward regardless of any short-term cycles or sentiment. All of our employees are shareholders and the management and Board (with friends and families) own approximately 50% of our Company, creating powerful alignment and incentives to perform.

Culture: As an entrepreneurial and battle-tested company that has grown from scratch, we attribute our achievements to a proud culture based on trust – and which is the catalyst for our continuous record of safe, clean, neighborly, transparent and successful operations. We believe long-term success is defined by the underlying character and behavior of our Company, and our home-grown value system, we call SPEED, is GeoPark’s competitive advantage. It defines our success, creates positive interdependence with the communities where we operate, and ensures safe and environmentally clean operational performance. We want and expect to be the partner-of-choice, employer-of-choice and neighbor-of-choice – and our on-the- ground metrics back this up. From 2014 to date, GeoPark is the only major operator in Colombia with zero work interruptions. The Peruvian government chose GeoPark to lead them back to the upstream utilizing a novel model of development in concert with indigenous communities. In 2018, GeoPark was recognized for our social commitment with an award granted by the United Nations and Colombian government.

People: The oil business begins with people and we have purposefully built the strongest oil and gas team in Latin America. Our big ambitions require us to continuously improve our overall business and prepare for the future by increasing our capabilities and know-how in every skillset and in every country. Last year, we continued to invest in our technical, financial and management excellence and strengthen our country business unit teams by training and promoting internally and hiring experienced, high-quality professionals. Our focus on being the best has resulted in 43% of our senior management team being women. We have created a dynamic organizational and leadership framework inside GeoPark that allows us to continuously adjust and adapt to our growing enterprise and to capture the future.

Track Record: GeoPark recognizes and, in fact, welcomes the volatility that is a permanent characteristic of our industry. We have been built to prosper and get better in an‘up-and-down’world. Our risk management approach and our ability to identify and mitigate subsurface, above-ground and macro risks to our business have resulted in a unique 16- year performance track record that has prevailed despite whatever crises have been thrown at us – whether from oil industry shocks, turbulent financial markets, or regional political turmoil. GeoPark is the only company in its peer group that can show a steady 10-year record of growth in Production, Reserves, Cash Generation, Net Present Value and Net Asset Value Per Share (with 18-26% CAGRs). Our team has proven that it has reliably delivered over time and can be expected to continue to do so in the future.

Hydrocarbons: Enduring success in our industry means being able to consistently and economically find, develop and produce oil and gas. This requires creativity, good science, discipline and the ability to take the right risks. Our team has drilled over 300 wells with a greater than 75% success rate and has discovered over 350 million boe of oil and gas. Last year, we drilled 33 wells with an 85% success rate. We increased production by 31% and exited the year with approximately 40,000 boepd. After producing over 13 million boe during the year, we replaced and grew our certified oil and gas reserves with proven (1P) reserves increasing by 17% to 114 mmboe, total proven and probable (2P) reserves increasing by 15% to 184 mmboe, and total proven, probable and possible (3P) reserves increasing by 44% to 347 mmboe.

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Cost Efficiency: Being the safest, lowest-cost operator (driller and producer) of oil and gas are the critical factors in achieving long-term industry leadership and economic success - with an even greater emphasis due to continuously volatile oil markets. GeoPark is built to prosper in a $40-50 oil price world, and our operational strength has allowed us to relentlessly drive down capital and operating costs to achieve top-performing metrics. Our 2P finding and development costs were $3.6 per boe (less than $3 per boe in Colombia), and operating costs were $8.1 per boe ($4.2 per bbl in Colombia Llanos 34). Our cost efficiency has resulted in 90% of GeoPark’s production being cash-flow positive at oil prices of $25-30 per boe, providing cash flow security under almost any oil price scenario.

Value: Our preferred basic value metric is the discounted net present value (NPV) of our proven and probable oil and gas reserves - since it encompasses the most variables impacting the recovery, cost and financial returns of our discovered oil and gas. (It does not include our significant exploration resource value.) With our new oil and gas discoveries in 2018 and our increasingly efficient cost structure, the independently-certified NPV of GeoPark’s 2P oil and gas reserves increased by 20% to a value of $2.7 billion. Continuing a multi-year industry-envious capital investment efficiency record, we invested $125 million in capex and $49 million in new acquisitions in 2018 and increased our NPV by more than $450 million. On a ‘per share’ basis and deducting outstanding net debt, our net debt adjusted 2P NPV per share increased by 37% to $40.1 per share (or nearly $26 per share for Colombia alone). This shows the underlying value of our oil and gas assets continues to grow faster than and significantly ahead of our market share price.

Upside: GeoPark has steadily and economically built an extensive land position across Latin America in the most prolific hydrocarbon basins, with more than five million acres in 29 blocks in 10 proven hydrocarbon basins in six countries – consisting of a risk-balanced mix of production, development, exploration and unconventional resource projects. With our team’s oil finding abilities, this large acreage inventory is a valuable, necessary and realistic asset for our future. On our acreage, GeoPark has identified new geological plays and prospects – that is, new potential oil and gas fields – with externally-audited unrisked exploration resources of 600 million to 1.2 billion boe.

New Opportunities: With our focus on scale, GeoPark is always in the hunt to acquire new oil and gas upstream opportunities across Latin America and we have been patient and selective in identifying and acquiring new high-quality projects on attractive terms. We begin with a technical approach to identify under-exploited proven hydrocarbon basins – considering geological, infrastructure and regulatory factors – and then work to establish strategic positions in the targeted regions. Our continuous efforts over the last 10+ years have resulted in a $4+ billion new project inventory in Colombia, Brazil, Argentina, Peru, Ecuador and Mexico. We have initiatives with the key Latin American national oil companies, which control the biggest and best hydrocarbon acreage in each country and are reevaluating their portfolios to initiate divestment programs. To enhance our position as the preferred buyer in the region, GeoPark entered into an acquisition partnership in 2018 with ONGC, the national oil company of India, to strengthen our expansion efforts. (India is the fastest-growing oil consumer in the world.)

Self-Funding: Differentiating us from most of our industry peers, GeoPark is a self-funding growing cash-generating company – by which we mean we are getting bigger and better by paying out of our own pocket.This represents an important advantage, which is further bolstered by our capital investment efficiency. Cash flows from operating activities increased 80% to $256.2 million and Adjusted EBITDA increased by 88% to $330.6 million. We had $131.5 million of free cash flow with a 15% yield – and profits of $102.7 million. We have a history of raising capital creatively – and our balance sheet is strong with $128 million in cash and a net debt to Adjusted EBITDA ratio of 1.0X - showing our ability to effectively manage and use leverage to expand our business.

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Platform: GeoPark’s business plan and systematic expansion to date has resulted in building stable and growing independent businesses in Colombia, Chile, Brazil, Argentina and Peru – with a recent new entry into Ecuador. This large dynamic platform, painstakingly constructed over 16 years, is one of our most powerful assets – one that does not show up on a balance sheet, but which provides the foundation for our long-term growth. Each country is managed by reputable and professional local teams, with supporting production and cash flows, attractive underlying reserves and resources, and inventories of new project opportunities. Our independent country businesses benefit from the support of our overall corporate organization, which improves efficiencies, reduces costs through operational and financial synergies, controls quality, drives performance, and more effectively grows our overall company by allocating capital to the best shareholder value-adding projects.

Country Businesses

A brief look at each of our businesses:

Colombia Business

GeoPark is leading the strongest upstream project in Colombia, one of the most attractive onshore projects in Latin America today. In less than five years we grew from zero to become the second-largest oil operator in the country – and are currently proving up what is being called the largest oil field discovery in Colombia in the last 20 years.

Our key asset is the Llanos 34 Block (GeoPark discovered and operated), which we have grown from 0 to 70,000+ bopd gross production – following our introduction of a new geological play type to the Llanos Basin. During 2018, after successful appraisal drilling in the Tigana and Jacana oil fields and new oilfield discoveries in Chachalaca Sur and Tigui, we materially increased our Colombian certified PDP, 1P, 2P and 3P reserves by 61%, 20%, 26% and 43% to 34.7 million boe, 79.5 million boe, 111.2 million boe and 145.6 million boe respectively. Our 2P reserve life index reached 10.7 years and the reserve replacement ratio was 321%. Our 1P NPV and 2P NPV in Colombia increased to $1.4 billion and $1.9 billion respectively.

Llanos 34 is a highly attractive, low risk, low cost and high netback block which provides a large-scale profitable production base even in low oil price environments. Due to the expertise of our local teams, net finding and development costs (F&D costs) for 2018 were just $2.9 per boe (2P). We have a big inventory of well sites (80+) to continue growing production, and well economics with three digit IRRs and six-month paybacks (assuming a $50-55 per barrel Brent oil price). Our return on capital in Llanos 34 is highly profitable and beats almost any North American conventional or unconventional play.

In a constant effort to reduce costs and improve netbacks, we constructed a new 30 km flow line to connect Llanos 34 to the main Colombian pipeline infrastructure which will become operational in early 2019.

During 2018, GeoPark also added new acreage adjacent to Llanos 34 and acquired LG’s 20% equity interest in our Colombian subsidiary, which owns our participation in Llanos 34.

Peru Business

GeoPark continues working to prepare for the development of the Morona Block. This project has become emblematic for Peru and, because of our operating, environmental and community track record, GeoPark was selected as the company to lead PetroPeru back to the upstream business and to operate this important and complex project with a 75% working interest. We

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are actively engaged with members of the communities and federations in the area of direct influence to cooperate on the Environmental Impact Assessment, which was submitted in 2018. The Smithsonian Institute of Washington DC entered into a partnership with GeoPark to study and monitor the biodiversity of the focus area.

Morona is a large block in the proven Maranon Basin with a large upside potential (approximately 300-500 million boe) with several high-impact plays and prospects. The block’s key asset is the Situche Central light oil field, which was discovered and proven up by two wells (which tested at a combined rate of 7,500 bopd), and which has certified gross 3P reserves of 198.3 million barrels (with a gross NPV of $2+ billion) and the opportunity for near-term cash flow. Morona represents an important project for GeoPark that significantly increases our overall inventory of reserves and exploration resources and can contribute to our long-term durable growth. GeoPark has designed a phased work program that is expected to put the Situche Central field into production initially through a long-term test to begin generating cash flow – with ‘first oil’ targeted for 2020.

Argentina Business

Our team is continuing to strengthen our position in Argentina, where it has a proven history of exploration success.

In March 2018, we acquired a 100% working interest in and operatorship of three new blocks (Aguada Baguales, El Porvenir and Puerto Touquet) in the heart of the Neuquen Basin with production, development, exploration and unconventional resource potential. The blocks are currently producing 2,300-2,400 boepd and were acquired at a value of $4 per boe 2P reserves. Exploration of a new tight gas play began in early 2019. In addition to its attractive upside potential, this acquisition represents a good fit with our existing platform in Argentina with the opportunity for future cost savings and operational synergies.

GeoPark also entered into a partnership with YPF, the national oil company of Argentina, on the Los Parlamentos block – a large high-potential exploration block in the Neuquen Basin with both conventional and unconventional prospects.

Brazil Business

Our Brazil business represents a strategic base with a fully developed, secure, cash flow-producing asset (a non-operated interest in the Manati field, one of Brazil’s largest producing gas fields, operated by Petrobras) and 7 exploration blocks in onshore mature proven hydrocarbon basins (Potiguar, Reconcavo, and Sergipe Alagoas). GeoPark is currently preparing to test a new exploration well drilled in the Reconcavo Basin.

GeoPark also has identified attractive onshore and shallow offshore hydrocarbon opportunities in Brazil, and is working with Petrobras in its ongoing divestment efforts.

Chile Business

GeoPark is Chile’s first private oil and gas producer. We built the business from a flat-footed start-up in 2006 to a solid business with current production of approximately 2,800 boepd (80% gas, 20% oil), 2P reserves of 24.7 million boe and 5 blocks with 0.8  million acres, consisting of approximately 300-800 million boe of gross exploration and unconventional resources. Over 20 million boe have already been produced by GeoPark in Chile and we divested 20% of our project in 2011 for approximately $150 million. This interest was recently re-acquired by GeoPark in November 2018.

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In 2018, we discovered the Jauke gas field in the Fell block, which is part of the large Dicky geological structure, which has the potential for multiple development drilling opportunities, some of them to be tested in 2019.

Ecuador Business

In March 2019, GeoPark was awarded two low-risk high-potential exploration blocks in north-eastern Ecuador in the Oriente Basin. Both blocks are covered with 3D seismic and are adjacent to multiple producing oil fields and existing infrastructure. Ecuador has Latin America’s third largest oil reserves and the Oriente Basin is producing over 500,000 bopd, with infrastructure with spare capacity and a well-developed service industry. The award of these blocks is subject to regulatory approval and contract execution – and operational start-up is targeted for late 2019 or early 2020.

Outlook

GeoPark has developed and proven-up a highly effective and robust capital allocation methodology to manage its six country portfolio. This system enables us to review and select from a wide range of projects generated by each business unit team with different returns, potentials, risks, sizes, timelines and geographies. It ensures that capital is always directed to our top value- adding projects after ranking them on technical, strategic and economic criteria. It creates a healthy competition between our different business units which further helps drive performance. It also provides greater security in volatile markets by allowing us to easily add or remove projects depending on oil prices and project performance – and to fine-tune our desired risk exposure.

Our 2019 work and investment program targets a $220-240 million capital investment program (considering Brent oil prices of $65-75 per barrel) and is fully funded by cashflows. As always, our flexible work program includes an accelerated case for higher oil prices and a reduced program for lower oil prices.

The 2019 work program provides for:

•	35+ gross well drilling program targeting production growth of 15%

•	27-30 gross well development, appraisal and exploration drilling program in the Llanos Basin in Colombia

•	6-7 gross well exploration and development drilling program in the Neuquen Basin in Argentina in operated and non-operated blocks

•	Early production facilities in the Morona block in the Marañon Basin in Peru with the goal of putting the Situche Central light oil field into production by 2020, subject to approval of the Environmental Impact Assessment

•	2-3 gross well exploration and development drilling program on the Fell Block in the Magallanes Basin in Chile

•	1-2 gross well shallow exploration drilling program in the onshore Reconcavo and Potiguar Basins in Brazil

Thank You Thank You

As our history has proved, great people create great results. We are pleased to recognize and thank the women and men who have built and are continuing to build GeoPark. They are our heart and our muscle, and have met every challenge with a professionalism, creativity and agility that continues to propel us forward.

Our gratitude extends to the persistently supportive families of all our team members who have contributed immensely to

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what we have achieved and where we are going. We were fortunate to join with all employees and spouses in 2018 in Villa de Lleyva, Colombia for GeoPark’s Fifteenth Anniversary to express our thanks personally and to celebrate together our culture, accomplishments and big expectations for each other.

A special thanks also to our committed and experienced Board of Directors who work continuously to improve GeoPark. We are very pleased to welcome Constantine Papadimitriou who joined our Board in 2018 and will also serve on the Audit Committee.

Our sincere thanks and appreciation to our shareholders and bondholders – old and new alike – who have partnered with us, believe in our project, and support our efforts. In 2018, we continued our campaign (over 450 meetings) to reach out to new investors and better align our market value with the underlying asset value we have unlocked in the field. As a result, we were the leading E&P stock performer for the second year in a row and our stock trading volumes have begun to accelerate (now at levels exceeding $5 million per day) which has opened up shareholder participation to the wider investment community.

As always, your comments and recommendations are welcomed and appreciated. We please invite you to visit us in the field or at any of our offices to get to know us better and learn first-hand how we work.

We look forward to delivering and reporting to you on our results in 2019.

Sincerely,

Gerald E. O’Shaughnessy,	James F. Park,
Chairman	Chief Executive Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 15, 2019